77k) Changes in Registrant's certifying accountant:

RSI Retirement Trust

Change in Independent Accountants



On August 13, 1999, McGladrey & Pullen, LLP (McGladrey) resigned as independent auditors of the Trust pursuant to an agreement by PricewaterhouseCoopers LLP (PwC) to acquire McGladrey's investment company practice. The McGladrey partners and professionals serving the Trust at the time of the acquisition joined PwC. The reports of McGladrey on the financial statements of the Funds during the past two fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits for the two most recent fiscal years and through August 13, 1999, there were no disagreements with McGladrey on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey would have caused it to make reference to the subject matter of disagreement in connection with its report. On September 23, 1999, the Trust, with the approval of its Board of Trustees and its Audit Committee, engaged PwC as its independent auditor.






Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549

We were previously the independent accountants for RSI Retirement
Trust.   We have read their notification of change in independent
accountants made in Item 77K of Form N-SAR. We agree with the statements in the filing.



McGladrey & Pullen, LLP


New York, New York
November 19, 1999